UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 0-99

      PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

                MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                   United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

May 4, 2012

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of March 31, 20121

First Quarter (Jan.-Mar.)	2011	2012	Variation	2012	Highlights
	(Ps. Billion)			(U.S.$Billion)
Total Sales	352.7	411.3	16.6%	32.0

è     Total sales amounted to Ps. 411.3 billion.

è     Crude oil production averaged 2,537 thousand barrels per day (Mbd).

è     EBITDA recorded an increase of 25.0% due to increased revenues.

è     Taxes paid increased by 23.6%, amounting to Ps. 246.5 billion (U.S.$19.2 billion).

è     PEMEX recorded a net income of Ps. 33.9 billion, as a result of a positive comprehensive financing result of Ps. 32.6 billion, which was partially offset by an increase in taxes and duties paid.

Gross Income	184.0	221.4	20.4%	17.2
Operating Income	191.5	247.7	29.3%	19.3
Income before Taxes and Duties	200.9	280.4	39.5%	21.8
Taxes and Duties	199.4	246.5	23.6%	19.2
Net Income	1.5	33.9		2.6

Sources and Uses as of March 31, 2012

(Ps. MM)

(1) Before taxes.

(2) Excludes Financed Public Works Contract Program.

(3) Includes effect of change in cash value of Ps. (744) million.

1 PEMEX is providing this report to publish its preliminary financial and operational results for the first quarter of 2012. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto. All comparisons are made against the same period of the previous year unless otherwise specified. This report and its annexes can be requested through the Office of Investor Relations or through email at ri@pemex.com.

PEMEX

Operating Results

PEMEX
Main Statistics of Production
	First quarter (Jan.-Mar.)
	2011	2012	Change
Upstream
Total Hydrocarbons (Mboed)	3,763	3,684	-2.1%	(79)
Liquid Hydrocarbons (Mbd)	2,623	2,582	-1.6%	(41)
Crude Oil (Mbd)	2,572	2,537	-1.4%	(35)
Condensates (Mbd)	51	46	-11.5%	(6)
Natural Gas (MMcfd)(1)	6,820	6,380	-6.4%	(440)
Downstream
Dry Gas from Plants (MMcfd)(2)	3,677	3,732	1.5%	55
Natural Gas Liquids (Mbd)	397	374	-5.9%	(23)
Petroleum Products (Mbd)(3)	1,327	1,341	1.1%	14
Petrochemical Products (Mt)	1,468	1,269	-13.6%	(200)

(1) Includes nitrogen.
(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3) Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream

Crude Oil Production

During the first quarter of 2012, total crude oil production reached 2,537 thousand barrels per day (Mbd), a 1.4% decrease as compared to the first quarter of 2011. This decrease was primarily due to:

•   an incident in the Processing Center Ku-S, in the Ku-Maloob-Zaap Asset, which caused delays in production;

•   a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Asset, as well as delays in the completion of wells in the same asset, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and

•   a production decrease in extra-light crude oil, primarily in the Southern Region, due to a natural decline in production at the Delta del Grijalva project.

These decreases were partially offset by an increase in the production of light crude oil due to the completion and repair of wells in the Yaxché and Och-Uech-Kax projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and in the Aceite Terciario del Golfo (ATG) project in the Northern Region. In addition, total crude oil production in the ATG Asset recorded an increase of 40.2%, as compared to the first quarter of 2011, from 46 Mbd to 64 Mbd. This increase is primarily explained by the start of operations of new wells, and by the measures taken towards maintaining production.

Crude Oil Production (Mbd)	Crude Oil Production by Region 1Q12 (Mbd)

PEMEX Results Report as of March 31, 2012	2 / 20

www.pemex.com

PEMEX

Natural Gas Production

Total natural gas production decreased by 6.9%,[2] primarily as a result of:

•   the fact that in response to lower natural gas prices in the U.S. market, there was a programmed reduction in the completion of wells and drilling activities in the Burgos and Veracruz Assets of the Northern Region; and

•   natural declines in production at the Abktun-Pol Chuc Asset in the Southwestern Marine Region, at the Samaria Luna Asset in the Southern Region and at the Cantarell Asset in the Northeastern Marine Region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco Asset in the Southwestern Marine Region and at the ATG Asset in the Northern Region.

Natural Gas Production (MMcfd)

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Region 1Q12 (MMcfd)

2 Does not include nitrogen.

PEMEX Results Report as of March 31, 2012	3 / 20

www.pemex.com

PEMEX

Gas Flaring

Gas flaring decreased by 49.5%, primarily due to:

•   new infrastructure installed on marine platforms for the handling and transportation of gas;

•   the implementation of strategies intended to improve operational reliability; and

•   the implementation of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

As a result, natural gas use as a percentage of production was nearly 98% during the first quarter of 2012.

Gas Flaring

Operational Infrastructure

During the first quarter of 2012, the completion of wells increased by 19, due to the completion of development wells in the Burgos and Antonio J. Bermúdez projects. The completion of exploratory wells decreased by six, due to a reduction in activities in the Southern and Southwestern Marine Regions.

The average number of operating wells operating increased by approximately 900 wells, as compared to the same quarter of 2011, primarily due to:

•   an increase in the average number of oil, and associated gas producing wells operating at the ATG and Poza Rica-Altamira Assets, in the Northern Region; and

•   an increase in the average number of non-associated gas wells operating in the Burgos Asset.

The number of operating drilling rigs increased by 22%, primarily due to an increase in activities in the ATG and Tamaulipas-Constituciones projects, in the Northern Region.

Average Number of Operating Wells	Average Operating Wells by Type of Field 1Q12

PEMEX Results Report as of March 31, 2012	4 / 20

www.pemex.com

PEMEX

Completed Wells

Average Number of Operating Drilling Rigs	Average Drilling Rigs by Type 1Q12

Seismic Information

2D seismic data acquisition decreased by 28%, primarily as a result of the conclusion of the acquisition stage with respect to the zones identified as possible shale gas producers, and the transition to the interpretation stage of seismic data related to these zones.

3D seismic data acquisition decreased by 38%, due to the conclusion of the Centauro and the Yoka-Butub 3D studies in January 2012, and February 2012, respectively. A total 5,819 km2 of 3D seismic data was acquired in the first quarter of 2012, of which a total of 3,162 km2 relates to the first stage of deep waters projects in the Perdido Area and Southern Gulf of Mexico, 1,399 km2 to the Southeastern, Burgos and Veracruz basins aimed at incorporating new hydrocarbon reserves, and 1,257 km2 to the development of other fields.

Seismic Information	3D Seismic Information 1Q12

PEMEX Results Report as of March 31, 2012	5 / 20

www.pemex.com

PEMEX

Discoveries	During the first quarter of 2012, the drilling of the Gasífero-1 well in the Veracruz project confirmed the existence of light hydrocarbons, which had an initial production of 820 bd of light crude oil and 0.3 MMcfd of gas.

Upstream Projects

ATG Asset	PEMEX’s ongoing strategy at the ATG project has continued to prove effective, primarily as a result of the following measures:
	•	reactivation of wells and increase in the number of operating wells;
	•	continuous measurement and evaluation of wells, through state-of-the-art meters; and
	•	continuous analysis of field lab strategies, in order to replicate similar strategies in other areas.

Exploration & Production (E&P) Integrated Contracts

In February 2012, the companies that were awarded the first round of E&P Integrated Contracts began operating in mature fields of the Southern Region.

On January 19, 2012, Pemex-Exploration and Production published the call for bids for six Integrated E&P Contracts for areas in the Northern Region: four onshore (Altamira, Pánuco, San Andrés and Tierra Blanca) and two offshore (Arenque and Atún) blocks. To date, 25 companies have purchased 72 bid packages in order to participate in the auction process, and we expect these contracts to be awarded in June 2012.

PEMEX Results Report as of March 31, 2012	6 / 20

www.pemex.com

PEMEX

Downstream

Crude Oil Processing

Total crude oil processing increased by 2.9%, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

Light crude oil processing as a percentage of total crude oil processing decreased from 65% to 57%, while heavy crude oil processing increased from 35% to 43%.

Crude Oil Processing and Petroleum Products Production (Mbd)

Production of Petroleum Products	Total petroleum products production increased by 1.1%, or 14 Mbd, due to an increase in production of gasolines and diesel, since the new plants at the Minatitlán Refinery came into operation, and in response to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

Petroleum Products Production (Mbd)

Variable Refining Margin	PEMEX’s National Refining System recorded a negative variable refining margin of U.S.$2.66 per barrel during the first quarter of 2012, a decrease of U.S.$6.16 per barrel as compared to the same quarter of 2011. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

Variable Refining Margin (U.S.$/b)

PEMEX Results Report as of March 31, 2012	7 / 20

www.pemex.com

PEMEX

Natural Gas Processing and Production

During the first quarter of 2012, natural gas processing increased by 0.5% in response to the greater availability of sweet wet gas in the Northern Region.

Condensates processing decreased by 10.9%, due to a decrease in the supply of condensates from the Marine and Northern Regions.

As a result of the aforementioned, dry gas production increased by 1.5%, while natural gas liquids production decreased by 5.9%.

Natural Gas Processing (MMcfd)	Dry Gas and Natural Gas Liquids Production

Petrochemicals Production

The production of petrochemical products decreased by 13.6%, due to following:

•     production in the aromatics and derivatives chain decreased as a result of the incorporation of a new continuous catalytic regenerative platforming (CCR) plant in the Cangrejera Petrochemical Complex; and

•     production in the methane derivatives chain decreased primarily due to a lower output of ammonia and to a reduction in demand for carbonic anhydride from the industrial sector.

These decreases were partially offset by an increase in the propylene and derivatives chain, as a result of the resumption of regular operations in the acrylonitrile plant.

Petrochemicals Production (Mt)

PEMEX Results Report as of March 31, 2012	8 / 20

www.pemex.com

PEMEX

Downstream Projects

Gas Quality

During the first quarter of 2012, PEMEX continued implementing measures in order to comply with official gas quality parameters established in the Mexican regulation entitled
NOM-001-SECRE-2010, such as:

1.   Operating procedures to control nitrogen concentration in processing gas.

2.   PEMEX completed modifications to Cryogenic Plant II of the Ciudad Pemex Gas Processing Center.

3.   PEMEX installed H2S and H2O analyzing equipment, as well as chromatographs for gas quality testing.

4.   PEMEX conducted adjustments to operating and control systems, to calculate discounts in case of a failure to comply with natural gas quality parameters.

5.   PEMEX hired services for control of liquefiable contents through dew point control plants at the Veracruz Asset.

Opening Ceremony of the CCR Plant at the Cangrejera Complex	On March 18, 2012, a CCR plant was installed at the Cangrejera Petrochemical Complex, in Coatzacoalcos, Veracruz. The CCR plant is divided in three sections: the reaction section, the cyclemax CCR regenerator section, both of which will operate in coordination, and the production unit, U10. The plant is expected to produce 21.254 barrels per day of reformate rich in aromatics content (benzene, toluene and xylene), and 71.777 Nm3/hr of grid gas.

PEMEX Results Report as of March 31, 2012	9 / 20

www.pemex.com

PEMEX

Financial Results

Adoption of International Financial Reporting Standards

In January 2009, the CNBV (Comisión Nacional Bancaria y de Valores) adjusted its regulations in order to require Mexican issuers that disclose information through the Mexican Stock Exchange (BMV), to adopt International Financial Reporting Standards (IFRS) beginning in 2012. In response to this requirement, PEMEX discloses its unaudited consolidated financial statements for the first quarter of 2012 under IFRS.

The IFRS have been issued by the International Accounting Standard Board (IASB), which is an independent board consisting of professional members from diverse countries. These standards have been created in order to have a universal group of standards for disclosing financial information which are legally required and accepted worldwide, understandable and of the highest quality. These qualities guarantee fair comparisons of financial information and increase transparency of the entities adopting these standards.

For the fiscal year 2012, more than 120 countries have established that the IFRS must be adopted by the issuers, or at least have allowed the adoption of them. Among some of the countries which have already adopted the IFRS are the G20, such as: Argentina, Australia, Brazil, Canada, France, Germany, Korea, Russia, Saudi Arabia, Turkey, United Kingdom, as well as all countries belonging to the European Union.

The information with respect to the specific implementation of the IFRS in PEMEX is found available in the Earnings Report for the First Quarter of 2012 filed with the BMV on May 2, 2012:

http://www.ri.pemex.com/files/content/Reporte%20BMV%201T12.pdf

PEMEX
Consolidated Income Statement
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM )
Total sales	352,700	411,325	16.6%	58,625	32,013
Domestic sales	179,316	203,558	13.5%	24,243	15,842
Exports	172,151	206,092	19.7%	33,941	16,040
Services income	1,234	1,675	35.8%	442	130
Cost of sales	168,734	189,903	12.5%	21,169	14,780
Gross income	183,966	221,423	20.4%	37,456	17,233
General expenses	19,742	26,307	33.3%	6,565	2,047
Transportation and distribution expenses	6,151	6,619	7.6%	469	515
Administrative expenses	13,591	19,687	44.9%	6,096	1,532
Other revenues (expenses)	27,319	52,591	92.5%	25,272	4,093
IEPS accrued	28,748	55,439	92.8%	26,691	4,315
Other	(1,429)	(2,849)	-99.3%	(1,419)	(222)
Operating income (loss)	191,544	247,707	29.3%	56,163	19,278
Comprehensive financing result	9,104	32,560	257.6%	23,456	2,534
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	303	159	-47.7%	(145)	12
Income before taxes and duties	200,951	280,426	39.5%	79,475	21,825
Taxes and duties	199,413	246,545	23.6%	47,131	19,188
Net income	1,538	33,881	2103.4%	32,343	2,637
Other comprehensive result	(1,468)	(8,956)	(5)	(7,488)	(697)
Comprehensive profit (loss)	70	24,925	35729.1%	24,855	1,940

PEMEX Results Report as of March 31, 2012	10 / 20

www.pemex.com

PEMEX

Sales

Sales revenues increased by 16.6% primarily as a result of:

•       an increase of 20.6% in the average price of the Mexican crude oil basket, from U.S.$92.16 per barrel in the first quarter of 2011, to U.S.$111.10 per barrel in the same period of 2012. This was partially offset by a 10.0% decrease in the volume of crude oil exports, which recorded an average volume of 1,235 Mbd during the quarter;

•       an increase of 15.3% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢261.83 per gallon to U.S.¢301.84;

•       higher prices for domestic products sold, including gasolines (Magna up 11.6%, Premium 5.2%), diesel (11.1%), fuel oil (43.6%), jet fuel (20.9%) and asphalt (38.8%), as well as increases in sales volumes of the following products were recorded: premium gasoline (26.5%), diesel (4.3%), fuel oil (5.5%) and jet fuel (7.5%); and

•       an increase in the volume of sales of some products.

Sales Evolution (Ps. MM)

Exports (Ps. MM)	Crude Exports by Region

Domestic Sales (Ps. MM)	Domestic Sales of Petroleum Products

PEMEX Results Report as of March 31, 2012	11 / 20

www.pemex.com

PEMEX

Cost of Sales

A 12.5% increase in cost of sales during the first quarter of 2012, primarily due to:

•     a 12.5% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;

•     an increase in operating expenses mainly due to increases in the costs of personal services (15.5%), materials (48.8%), auxiliary services payable to third parties (86.3%), and liabilities provisions;

•     an increase in depreciation (7.6%), amortization (7.8%), preservation and maintenance expenses (45.6%), as well as in inventory variation; and

•     these increased expenses were partially offset by a 25.6% decrease the net cost of employee benefits during the period.

General Expenses

Distribution expenses increased by 7.6%, primarily due to a 21.7% increase in operating expenses, primarily in personal services and freight charges.

Moreover, beginning 2012, the net cost of employee benefits corresponding to retired personnel was reclassified into administrative expenses. For comparison purposes, the table below shows the reconciliation of the reclassification made:

PEMEX Administrative Expenses

	First quarter (Jan.-Mar.)
	2011(1)	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total administrative expenses	18,817	19,687	4.6%	870	1,661.50

Administrative expenses	11,816	11,635	-1.5%	(181)	981.95

Net cost of employee benefits during the period	7,001	8,052	15.0%	1,051	679.56

(1) The reconciliation for 2011 data has been made solely for comparison purposes.

Operating Costs and Expenses (Ps. MM)

Other Revenues	Other revenues recorded an increase of 92.5%, primarily as a result of a 92.8% increase in the IEPS[3] credit.

3	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

PEMEX Results Report as of March 31, 2012	12 / 20

www.pemex.com

PEMEX

Comprehensive Financing Result

Comprehensive financing result recorded a positive variation of Ps. 23.5 billion as a result of:

•   an exchange gain, due to the greater appreciation of the Mexican peso against the U.S. dollar, as compared to the one recorded during the same period of the previous year. As of December 31, 2011, the exchange rate was Ps. 13.9904 per U.S. dollar, while as of March 31, 2012, the exchange rate was Ps. 12.8489 per U.S. dollar, representing an 8.2% appreciation in the value of the Mexican peso in U.S. dollar terms; and

•   this was partially offset by higher interest expense, as a result of unrealized losses on financial instruments.

Comprehensive Financing Result (Ps. MM)

Taxes and Duties

During the first quarter of 2012, taxes and duties recorded an increase of 23.6%, primarily a result of:

1.  Higher reference prices of the Mexican crude oil basket which increased by 20.6%, from U.S.$92.16 per barrel during the first quarter of 2011, to U.S.$111.10 per barrel during the same quarter of 2012.

The former was partially offset by the accrued amount of IEPS credit.

Evolution of Taxes and Duties (Ps. MM)	Taxes and Duties (Ps. MM)

PEMEX Results Report as of March 31, 2012	13 / 20

www.pemex.com

PEMEX

Net Income	During the first quarter of 2012, PEMEX recorded a net income of Ps. 33.9 billion, primarily as a result of an increase in sales, and a positive comprehensive financing result, which were partially offset by an increase in taxes and duties.

Net Income Evolution 1Q12 vs 1Q11 (Ps. MM)

(1) Includes profit-sharing in non-consolidated subsidiaries, affiliates and others of Ps. (144.5) million. (2) Comprehensive financing result.

PEMEX Results Report as of March 31, 2012	14 / 20

www.pemex.com

PEMEX

Consolidated Balance Sheet as of March 31, 2012

PEMEX
Consolidated Balance Sheet
	As of Dec. 31,	As of Mar. 31,

	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total assets	2,006,164	1,991,572	-0.7%	(14,592)	154,999
Current assets	354,439	344,178	-2.9%	(10,261)	26,787
Cash and cash equivalents	114,368	107,968	-5.6%	(6,400)	8,403
Accounts, notes receivable and other	154,659	155,867	0.8%	1,209	12,131
Inventories	45,194	48,690	7.7%	3,497	3,789
of products	40,954	44,976	9.8%	4,022	3,500
of materials	4,240	3,715	-12.4%	(525)	289
Derivative financial instruments	15,562	13,290	-14.6%	(2,272)	1,034
Available-for-sale investments	24,656	18,362	0.0%	(6,294)	1,429
Investment in securities	15,646	13,437	-14.1%	(2,209)	1,046
Property, plant and equipment	1,626,333	1,622,387	-0.2%	(3,946)	126,267
Other assets	9,746	11,570	18.7%	1,824	900

Total liabilities	1,859,263	1,819,746	-2.1%	(39,516)	141,627
Current liabilities	253,482	245,223	-3.3%	(8,259)	19,085
Short-term debt	110,497	106,895	-3.3%	(3,602)	8,319
Suppliers	53,313	56,524	6.0%	3,211	4,399
Accounts and accrued expenses payable	23,901	15,519	-35.1%	(8,381)	1,208
Taxes and duties payable	65,770	66,284	0.8%	514	5,159
Long-term liabilities	1,605,781	1,574,524	-1.9%	(31,257)	122,542
Long-term debt	670,466	636,735	-5.0%	(33,731)	49,556
Reserve for sundry creditors and others	64,284	64,688	0.6%	403	5,034
Reserve for employee benefits	843,462	845,119	0.2%	1,658	65,774
Deferred taxes	27,569	27,982	1.5%	412	2,178
Total equity	146,901	171,826	17.0%	24,925	13,373
Total liabilities and equity	2,006,164	1,991,572	-0.7%	(14,592)	154,999

PEMEX Results Report as of March 31, 2012	15 / 20

www.pemex.com

PEMEX

Working Capital

Current assets decreased by 2.9% or Ps. 14.6 billion from January 1 to March 31, 2012, primarily due to decreases in cash and cash equivalents (Ps. 6.4 billion), derivative financial instruments (Ps. 2.3 billion) and available for sale investments due to variations in its fair value (Ps. 6.3 billion). The previous was partially offset by an increase in inventories (Ps. 3.5 billion).

Current liabilities decreased by 3.3% from January 1 to March 31, 2012, primarily due to a decrease in short-term debt of Ps. 3.6 billion, and a decrease of Ps. 8.38 billion in accounts and accrued expenses payable. The former was partially offset by an increase of Ps. 3.2 billion in accounts payable to suppliers, and an increase of Ps. 0.5 billion in taxes and duties payable.

Working Capital (Ps. MM)

Debt

During the first quarter of 2012, total debt decreased by 4.8%, primarily due to an 8.2% appreciation of the Mexican peso against the U.S. dollar and from the financing activities, which were partially offset by amortizations or debt payments.

Debt (Ps. MM)

1) Excludes Finance Public Works Contracts Program. 2) Includes Ps. (931) million accrued interest, Ps. (253) million of fees and charges for debt issuance and Ps. 23 million of amortized cost effect.

PEMEX Results Report as of March 31, 2012	16 / 20

www.pemex.com

PEMEX

Debt as of March 31, 2012 (Ps. MM)

*Includes derivative financial instruments.

Average Life* (years)

*Includes Derivative Financial Instruments.

Investment Activities

Activity 1Q 2012

During the first quarter of 2012, PEMEX’s capital expenditures totaled Ps. 49.7 billion, which represents 16.5% of total budgeted investment for the year. These investments were allocated as follows:

•   Ps. 43.5 billion to Pemex-Exploration and Production,[4] Ps. 5.2 billion of which was allocated to exploration;

•   Ps. 4.5 billion to Pemex-Refining;

•   Ps. 1.1 billion to Pemex-Gas and Basic Petrochemicals;

•   Ps. 0.5 billion to Pemex-Petrochemicals; and

•   Ps. 0.1 billion to Pemex-Corporate.

Financing Activities

Capital Markets

•    On January 17, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due on January 2022; U.S.$100 million of these notes were allocated in the Asian market.

•    On March 12, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.

•    On April 18, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.

4 Includes maintenance expenditures.

PEMEX Results Report as of March 31, 2012	17 / 20

www.pemex.com

PEMEX

PEMEX
Consolidated Statements of Cash Flows
	As of March 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	200,951	280,426	39.5%	79,475	21,825
Activities related to investing activities	40,622	40,694	0.2%	72	3,167
Depreciation and amortization	32,473	35,076	8.0%	2,603	2,730
Impairment of properties, plant and equipment	2,465	2,327	-5.6%	(138)	181
Profit sharing in non-consolidated subsidiaries and affiliates	(303)	(158)	47.8%	145	(12)
Unsuccessful wells	2,334	2,860	22.6%	526	223
Retirement of properties, plant and equipment	3,653	590	-83.9%	(3,063)	46
Activities related to financing activities	(5,814)	(45,121)	-676.1%	(39,307)	(3,512)
Unrealized loss (gain) from foreign exchange fluctuations	(13,569)	(53,703)	-295.8%	(40,134)	(4,180)
Interest expense (income)	7,756	8,582	10.7%	826	668
Subtotal	235,760	275,999	17.1%	40,239	21,480
Funds provided by (used in) operating activities	(208,068)	(251,804)	-21.0%	(43,736)	(19,597)
Financial instruments	(2,075)	(3,587)	-72.9%	(1,513)	(279)
Accounts and notes receivable	(28,581)	521	101.8%	29,103	41
Inventories	1,348	(5,353)	-497.0%	(6,701)	(417)
Other assets	(616)	(890)	-44.6%	(274)	(69)
Accounts payable and accrued expenses	(166)	(2,566)	-1444.0%	(2,400)	(200)
Taxes paid	(191,433)	(247,261)	-29.2%	(55,828)	(19,244)
Advances to suppliers	4,321	3,211	-25.7%	(1,110)	250
Reserve for sundry creditors and others	1,090	403	-63.0%	(687)	31
Contributions and payments for employees benefits	7,092	1,604	-77.4%	(5,488)	125
Deferred income taxes	951	2,114	122.2%	1,163	165
Net cash flow from operating activities	27,691	24,195	-12.6%	(3,497)	1,883
Investing activities
Exploration expenses	(45)	(506)	-1033.0%	(461)	(39)
Investment in property, plant and equipment	(26,441)	(36,429)	-37.8%	(9,988)	(2,835)
Net cash flow from investing activities	(26,486)	(36,935)	-39.5%	(10,449)	(2,875)
Cash needs related to financing activities	1,205	(12,740)	-1156.9%	(13,946)	(992)
Financing activities
Loans obtained from financial institutions	28,720	83,411	190.4%	54,691	6,492
Interest paid	(9,333)	(9,513)	-1.9%	(180)	(740)
Principal payments on loans	(26,708)	(65,880)	-146.7%	(39,172)	(5,127)
Net cash flow from financing activities	(7,321)	8,018	209.5%	15,340	624
Net increase in cash and cash equivalents	(6,116)	(4,722)	22.8%	1,394	(368)
Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,901
Effect of change in cash value	(786)	(1,678)	-113.5%	(892)	(131)
Cash and cash equivalents at the end of the period	124,281	107,968	-13.1%	(16,313)	8,403

PEMEX Results Report as of March 31, 2012	18 / 20

www.pemex.com

PEMEX

Below are some items that impacted results in the period:

PEMEX
Economic impact by external and structural effects

	First quarter (Jan.- Mar.) 2012
	(Ps. Bn)	(U.S.$Bn)

Cost of the LPG subsidy	12.5	1.0

Costs not-recognized in the price mechanism of gasolines and diesel	2.4	0.2

Decrease in duties paid in recognition of operating cost and expenses incurred in 2011	20.1	1.6

Labor obligations	18.0	1.4

Incremental taxes	(7.7)	(0.6)

Total	45	3.5

Other Relevant Events

Transboundary Hydrocarbon Reservoirs Agreement Mexico - USA	On February 20, 2012, Mexico and the United States signed the “Agreement between the United Mexican States and the United States of America concerning Transboundary Hydrocarbon Reservoirs in the Gulf of Mexico”. The agreement will allow the safe, efficient, equitable, and environmentally responsible exploration and exploitation of shared transboundary hydrocarbon reservoirs, which may straddle the border between both countries in the Gulf of Mexico. The agreement was ratified by the Mexican Senate on April 12, 2012.
YPF and Repsol

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill “De la Soberanía Hidrocarburífera de la República Argentina” (Argentina’s Hydrocarbon Sovereignty). The agreement allows for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (YPF), all of which are owned, directly or indirectly, by Repsol YPF S.A. (Repsol).

On April 25, 2012, the Argentine Senate approved this bill, which was then sent to the Chamber of Deputies for its approval. Pursuant to the bill, the expropriation process will be governed by Argentina’s law on expropriation (Law No. 21499) and compensation will be determined by a national appraisal tribunal.

On April 17, 2012, Repsol announced that it considers the proposed expropriation of its YPF shares to be unlawful and indicated it would take all legal measures to preserve the value of its assets and the interests of its shareholders, and requested U.S.$10.5 billion in compensation from the Republic of Argentina for the YPF shares that would be expropriated by the bill.

As described in PEMEX’s 2011 year-end consolidated financial statements, a total of 57,204,240 Repsol shares, all of which were acquired by PMI Holdings, B.V., were recorded as an “available-for-sale investment”. The value is updated depending on market values.

PEMEX Results Report as of March 31, 2012	19 / 20

www.pemex.com

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Follow us at @PEMEX_RI
Rolando Galindo	Carmina Moreno	Cristina Arista
rolando.galindo@pemex.com	carmina.moreno@pemex.com	delia.cristina.arista@pemex.com
Arturo Limón	Ana Lourdes Benavides	Cristina Pérez
arturo.limon@pemex.com	ana.lourdes.benavides@pemex.com	cristina.perez @pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the adoption of IFRS, see Note 20 to the consolidated financial statements included in Petróleos Mexicanos’ 2011 Form 20-F filed with the SEC on April 30, 2012. Adjusted EBITDA is a non-IFRS measure. We show a reconciliation of Adjusted EBITDA to net income in Table 34 of the annexes to this report. EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at March 31, 2012, of Ps. 12.8489= U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, Pemex-Exploration and Production’s hydrocarbon reserves estimates as of January 1, 2012, were reviewed by the National Hydrocarbons Commission (which we refer to as the NHC). The NHC approved our hydrocarbon reserves estimates on February 24, 2012. The registration and publication by the Ministry of Energy, as provided in Article 33, paragraph XX of the Organic Law of the Federal Public Administration, is still pending.

As of January 1, 2011, the SEC (Security and Exchange Commission) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV (Comisión Nacional Bancaria y de Valores) the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

¡	drilling and other exploration activities;
¡	import and export activities; and
¡	projected and targeted capital expenditures; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

¡	changes in international crude oil and natural gas prices;
¡	effects on us from competition;
¡	limitations on our access to sources of financing on competitive terms;
¡	significant developments in the global economy;
¡	significant economic or political developments in Mexico;
¡	developments affecting the energy sector; and
¡	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of March 31, 2012	20 / 20

www.pemex.com

Annex

PEMEX
Main Statistics of Production
	First quarter (Jan.-Mar.)
	2011	2012	Change
Upstream
Total hydrocarbons (Mboed)	3,763	3,684	-2.1%	(79)
Liquid hydrocarbons (Mbd)	2,623	2,582	-1.6%	(41)
Crude oil (Mbd)	2,572	2,537	-1.4%	(35)
Condensates (Mbd)	51	46	-11.5%	(6)
Natural gas (MMcfd)(1)	6,820	6,380	-6.4%	(440)
Downstream
Dry gas from plants (MMcfd)(2)	3,677	3,732	1.5%	55
Natural gas liquids (Mbd)	397	374	-5.9%	(23)
Petroleum Products (Mbd)(3)	1,327	1,341	1.1%	14
Petrochemical Products (Mt)	1,468	1,269	-13.6%	(200)

(1) Includes nitrogen.
(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary
(3) Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production

PEMEX
Crude Oil Production by Type
	First quarter (Jan.-Mar.)
	2011	2012	Change
Crude Oil (Mbd)	2,572	2,537	-1.4%	(35)
Heavy	1,437	1,380	-4.0%	(57)
Light	805	832	3.3%	27
Extra-light	330	325	-1.4%	(5)

Offshore Crude Oil / Total	74.7%	74.4%

PEMEX
Crude Oil Production by Asset

	2008	2009		2010				2011			2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
						(Mbd)
Total	2,792	2,601	2,607	2,578	2,567	2,552	2,572	2,558	2,525	2,547	2,537
Northeastern Marine Region	1,746	1,493	1,445	1,403	1,386	1,356	1,365	1,357	1,324	1,325	1,305
Cantarell	1,040	685	597	567	548	520	523	517	495	469	455
Ku-Maloob-Zaap	706	808	848	836	838	835	842	841	830	856	850
Southwestern Marine Region	500	518	546	546	538	548	556	555	554	577	583
Abkatún-Pol Chuc	308	305	302	299	291	293	295	277	265	269	264
Litoral de Tabasco	192	212	243	247	247	255	261	278	290	308	319
Southern Region	459	498	520	526	539	542	542	534	529	518	517
Cinco Presidentes	47	57	66	71	73	76	80	81	84	89	93
Bellota-Jujo	175	172	168	161	158	155	152	148	139	134	132
Macuspana-Muspac(1)	52	69	80	81	85	84	82	81	82	79	76
Samaria-Luna	185	200	206	213	223	227	228	223	224	216	216
Northern Region	87	93	96	103	104	106	108	112	118	127	132
Poza Rica-Altamira	56	59	56	57	55	57	59	60	60	61	65
Aceite Terciario del Golfo(2)	29	30	35	40	44	45	46	49	54	62	64
Veracruz	2	5	5	5	5	4	4	3	3	3	3

(1) The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2) The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

www.pemex.com

PEMEX

PEMEX
Natural Gas Production and Gas Flaring

	First quarter (Jan.-Mar.)
	2011	2012	Change
Total (MMcfd)(1)	6,167	5,742	-6.9%	(425)
Associated	3,866	3,672	-5.0%	(195)
Non-associated	2,301	2,070	-10.0%	(231)
Natural gas flaring (MMcfd)	272	137	-49.5%	(134)
Gas flaring / total	4.4%	2.4%

(1) Does not include nitrogen.

PEMEX
Natural Gas Production by Asset

	2008	2009		2010				2011			2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(MMcfd)
Total (1)	6,919	7,031	6,946	6,937	7,155	7,039	6,820	6,704	6,501	6,357	6,380
Northeastern Marine Region	1,901	1,782	1,488	1,459	1,726	1,659	1,507	1,503	1,357	1,258	1,295
Cantarell	1,629	1,455	1,166	1,125	1,383	1,330	1,171	1,167	1,031	933	978
Ku-Maloob-Zaap	273	327	322	333	344	328	336	336	326	325	317
Southwestern Marine Region	1,023	1,112	1,127	1,142	1,186	1,231	1,234	1,220	1,199	1,181	1,210
Abkatún-Pol Chuc	569	580	588	595	586	607	617	576	534	510	494
Litoral Tabasco	454	531	539	546	600	624	616	644	665	671	716
Southern Region	1,451	1,600	1,697	1,774	1,818	1,768	1,728	1,697	1,674	1,672	1,661
Cinco Presidentes	68	69	85	108	112	114	117	117	118	116	117
Bellota-Jujo	251	261	293	304	304	322	303	293	268	289	293
Macuspana-Muspac(2)	560	591	592	582	582	564	569	578	577	561	550
Samaria-Luna	572	679	728	780	820	768	739	709	711	705	702
Northern Region	2,544	2,537	2,634	2,563	2,424	2,381	2,351	2,284	2,271	2,246	2,214
Burgos	1,383	1,515	1,597	1,525	1,399	1,396	1,368	1,328	1,344	1,337	1,313
Poza Rica-Altamira	152	133	122	118	113	116	114	115	117	115	118
Aceite Terciario del Golfo(3)	52	79	77	82	88	94	99	111	111	126	142
Veracruz	957	810	837	838	825	776	769	731	700	668	641

Nitrogen	629	496	557	607	816	749	653	767	663	640	639
Southern Region	-	-	93	100	112	118	105	91	88	100	106
Bellota-Jujo	-	-	57	46	37	46	37	31	26	36	34
Samaria-Luna	-	-	35	54	75	72	68	60	62	64	72
Northeastern Marine Region	629	496	464	508	704	630	548	675	575	540	533
Cantarell	629	496	464	508	704	630	548	675	575	540	533

(1) Includes nitrogen.
(2) The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2) The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Seismic Information

	First quarter (Jan.-Mar.)
	2011	2012	Change
2D (km)	946	682	-27.9%	(264)
3D (km2)	9,430	5,819	-38.3%	(3,611)

PEMEX Results Report as of March 31, 2012	2 / 15

www.pemex.com

PEMEX

PEMEX
Operating Offshore Platforms and Wells
	As of March 31,
	2011	2012	Change
Offshore platforms	234	239	2.1%	5
Storage	1	1	-	-
Compression	10	10	-	-
Control and service	1	1	-	-
Linkage	13	13	-	-
Measurement	1	1	-	-
Drilling	152	156	2.6%	4
Production	27	28	3.7%	1
Telecommunications	6	6	-	-
Treatment and pumping	1	1	-	-
Housing	22	22	-	-

PEMEX
Wells Drilled and Operating
	First quarter (Jan.-Mar.)
	2011	2012	Change
Wells Drilled	244	263	7.8%	19
Development	235	260	10.6%	25
Exploration	9	3	-66.7%	(6)

Operating Wells	8,033	8,919	11.0%	887
Crude oil	4,914	5,545	12.8%	631
Non-Associated Gas	3,118	3,374	8.2%	256

PEMEX
Average Operating Drilling Rigs
	First quarter (Jan.-Mar.)
	2011	2012	Change

Total	110.6	134.7	21.8%	24.1
Exploration	16.4	16.3	-0.6%	(0.1)
Northeast Marine Region	-	0.5	-	0.5
Southwest Marine Region	4.7	3.3	-30.1%	(1.4)
South Region	7.6	7.8	2.4%	0.2
North Region	4.1	4.7	14.4%	0.6
Development	94.1	118.4	25.7%	24.2
Northeast Marine Region	8.2	9.3	14.3%	1.2
Southwest Marine Region	7.9	10.3	31.2%	2.5
South Region	30.1	33.6	11.6%	3.5
North Region	48.0	65.1	35.6%	17.1

PEMEX Results Report as of March 31, 2012	3 / 15

www.pemex.com

PEMEX

PEMEX
Crude Oil Processing

	First quarter (Jan.-Mar.)
	2011	2012	Change
Total processed (Mbd)	1,161	1,194	2.9%	33
Light Crude	752	677	-10.0%	(75)
Heavy Crude	409	517	26.4%	108
Light Crude / Total Processed	64.8%	56.7%		(8)
Heavy Crude / Total Processed	35.2%	43.3%		8
Use of primary distillation capacity	76.1%	71.4%		(5)

As of March 31, 2012, PEMEX had 9,747 service stations.

PEMEX
Petroleum Products

	First quarter (Jan.-Mar.)
	2011	2012	Change
Total production (Mbd)	1,327	1,341	1.1%	14
Automotive gasolines	413	421	1.9%	8
Fuel oil	310	274	-11.6%	(36)
Diesel	279	301	8.1%	23
LPG	210	203	-3.5%	(7)
Jet Fuel	57	58	2.4%	1
Other(1)	58	84	44.4%	26

(1) Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke,cyclical light oil and other gasolines.

PEMEX
Natural Gas Processing and Production

	First quarter (Jan.-Mar.)
	2011	2012	Change
Natural Gas Processing (MMcfd)	4,525	4,547	0.5%	21
Sour Wet Gas	3,483	3,464	-0.6%	(19)
Sweet Wet Gas	1,042	1,083	3.9%	40
Condensates Processing (Mbd)	57	51	-10.9%	(6)
Production
Dry gas from plants (MMcfd)	3,677	3,732	1.5%	55
Natural gas liquids (Mbd)	397	374	-5.9%	(23)

PEMEX Results Report as of March 31, 2012	4 / 15

www.pemex.com

PEMEX

PEMEX
Production of Petrochemicals
	First quarter (Jan.-Mar.)
	2011	2012	Change
Total production	1,468	1,269	-13.6%	(200)
Basic (Mt)	126	131	3.3%	4
Heptane	2	0.001	-99.9%	(2)
Hexane	11	-	-100.0%	(11)
Pentanes	5	0.5	-89.4%	(4)
Carbon black	104	125	19.9%	21
Butane	5	5	0.1%	0.01
Secondary (Mt)	1,342	1,138	-15.2%	(204)
Methane Derivatives	360	353	-2.1%	(7)
Ammonia	254	249	-1.8%	(5)
Carbon dioxide	71	68	-4.6%	(3)
Methanol	35	35	1.3%	0.4
Ethane Derivatives	356	355	-0.2%	(1)
Vinyl chloride	60	69	15.2%	9
Dichloroethane	0.02	0.02	59.1%	0.01
Ethylene	1	1	21.9%	0.2
Ethylene glycol	43	49	11.9%	5
Impure glycol	0.4	0.3	-28.3%	(0.1)
Pure monoethylene glycol	2	2	2.0%	0.05
Ethylene oxide	69	67	-2.8%	(2)
High density polyethylene	53	52	-1.2%	(1)
Low density polyethylene	72	61	-15.4%	(11)
Linear low density polyethylene	54	53	-2.4%	(1)
Aromatics and Derivatives	132	10	-92.2%	(122)
Aromine 100	3	1	-81.7%	(2)
Benzene	4	1	-83.4%	(3)
Styrene	32	8	-74.1%	(23)
Fluxoil	1	0.3	-53.7%	(0.3)
High octane hydrocarbon	48	-	-	(48)
Toluene	20	1	-96.7%	(19)
Xylenes	25	-	-	(25)
Propylene and Derivatives	105	129	23.3%	24
Hydrocyanic acid	1	1	23.3%	0.3
Acrylonitrile	11	13	16.4%	2
Propylene	92	115	24.1%	22
Other	389	291	-25.3%	(98)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX
Industrial Safety and Environmental Protection
	First quarter (Jan.-Mar.)
	2011	2012	Change
Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.52	0.57	9.5%	0.05
Severity Index (Total days lost by MMmh risk exposure)	15	12	-17.2%	(3)
Sulfur Oxide Emissions (Mt)	115	124	8.3%	9
Reused Water / Use	0.16	0.17	4.5%	0.01

Note: MMmh stands for millon man-hours.

PEMEX Results Report as of March 31, 2012	5 / 15

www.pemex.com

PEMEX

PEMEX
Volume of Domestic Sales
	First quarter (Jan.-Mar.)
	2011	2012	Change
Dry natural gas (MMcfd)	3,447	3,301	-4.2%	(146)
Petroleum products (Mbd)	1,741	1,787	2.6%	46
Automotive gasolines	787	796	1.1%	9
Fuel oil	163	162	-0.9%	(1)
Diesel	370	388	4.9%	18
LPG	305	303	-0.5%	(1)
Jet fuel	57	60	6.3%	4
Other	60	78	30.7%	18
Petrochemical products (Mt)	1,136	1,158	1.9%	22

PEMEX
Volume of Exports(1)
	First quarter (Jan.-Mar.)
	2011	2012	Change
Crude oil (Mbd)	1,372	1,235	-10.0%	(137)
Maya(2)	1,063	943	-11.3%	(120)
Istmo	93	84	-9.7%	(9)
Olmeca	216	208	-3.7%	(8)
Dry natural gas (MMcfd)(3)	1	1	-13.0%	(0.2)
Petroleum products (Mbd)	192	184	-3.9%	(8)
Fuel oil	121	96	-20.5%	(25)
LPG	3.7	0.1	-97.3%	(4)
Naftas	67	80	19.5%	13
Other	-	8	-	8
Petrochemical products (Mt)	111	147	33.0%	37

(1) Transactions conducted by P.M .I.® Group.
(2) Includes Altamira.
(3) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX
Volume of Imports(1)
	First quarter (Jan.-Mar.)
	2011	2012	Change
Dry natural gas (MMcfd)(2)	782	870	11.2%	87
Petroleum products (Mbd)	664	532	-19.9%	(132)
Automotive gasolines	386	386	0.0%	0.1
Fuel oil	13	26	103.7%	13
Diesel	123	111	-9.6%	(12)
LPG	113	7	-93.9%	(106)
Jet fuel	2	2	-3.5%	(0.1)
Naftas	27	-	-	(27)
Other	0.5	0	-10.1%	(0.1)
Petrochemical products (Mt)	54	117	116.0%	63

(1) Transactions conducted by PMI.
(2) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Results Report as of March 31, 2012	6 / 15

www.pemex.com

PEMEX

PEMEX
Reference Data
	First quarter (Jan.-Mar.)
	2011	2012	Change
Foreign exchange appreciation (depreciation)	4.4%	-5.9%		(0.1)
Mexican crude oil basket (U.S.$/b)	92.16	111.10	20.6%	18.9
Regular gasoline in the USCGM (U.S.¢/gal)	261.83	301.84	15.3%	40.0
LPG price by Decree (Ps./t)	6,457	7,119	10.2%	661.7
International reference LPG (Ps./t)	9,705	12,595	29.8%	2890.2
Natural gas (Henry Hub)(U.S.$/MMBtu)	4.16	2.46	-40.9%	(1.7)
	As of March 31,
	2011	2012	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	11.9678	12.8489	7.4%	0.9
	As of December 31,
	2011	2012	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.9904	NA

PEMEX
Consolidated Income Statement
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM )
Total sales	352,700	411,325	16.6%	58,625	32,013
Domestic sales	179,316	203,558	13.5%	24,243	15,842
Exports	172,151	206,092	19.7%	33,941	16,040
Services income	1,234	1,675	35.8%	442	130
Cost of sales	168,734	189,903	12.5%	21,169	14,780
Gross income	183,966	221,423	20.4%	37,456	17,233
General expenses	19,742	26,307	33.3%	6,565	2,047
Transportation and distribution expenses	6,151	6,619	7.6%	469	515
Administrative expenses	13,591	19,687	44.9%	6,096	1,532
Other revenues (expenses)	27,319	52,591	92.5%	25,272	4,093
IEPS accrued	28,748	55,439	92.8%	26,691	4,315
Other	(1,429)	(2,849)	-99.3%	(1,419)	(222)
Operating income (loss)	191,544	247,707	29.3%	56,163	19,278
Comprehensive financing result	9,104	32,560		23,456	2,534
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	303	159	-47.7%	(145)	12
Income before taxes and duties	200,951	280,426	39.5%	79,475	21,825
Taxes and duties	199,413	246,545	23.6%	47,131	19,188
Net income	1,538	33,881		32,343	2,637
Other comprehensive result	(1,468)	(8,956)		(7,488)	(697)
Comprehensive income (loss)	70	24,925		24,855	1,940

PEMEX Results Report as of March 31, 2012	7 / 15

www.pemex.com

PEMEX

PEMEX
Financial Ratios
	First quarter (Jan.-Mar.)
	2011	2012	Change
Cost of sales / Total revenues (including negative IEPS credit)	44.2%	40.7%	(3.6)
D&A / Operating costs & expenses	17.2%	16.2%	(1.0)
Operating income (including negative IEPS recovery) / Total revenues (including negative IEPS recovery)	57.8%	64.9%	7.2
Taxes and duties / Total revenues (including negative IEPS credit)	52.3%	52.8%	0.5
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	20.3	21.3	1.0

PEMEX
Sales and Services Revenues
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	352,700	411,325	16.6%	58,625	32,013
Domestic sales (including negative IEPS recovery)	208,064	258,998	24.5%	50,934	20,157
Domestic sales	179,316	203,558	13.5%	24,243	15,842
Dry gas	16,559	12,004	-27.5%	(4,555)	934
Petroleum products (including negative IEPS recovery)	182,744	237,776	30.1%	55,032	18,506
Petroleum products	153,996	182,337	18.4%	28,341	14,191
IEPS	28,748	55,439	92.8%	26,691	4,315
Gasolines	76,586	87,098	13.7%	10,512	6,779
Fuel oil	13,366	20,253	51.5%	6,887	1,576
Diesel	37,878	44,674	17.9%	6,796	3,477
LPG	14,678	16,363	11.5%	1,686	1,274
Jet fuel	7,241	9,408	29.9%	2,167	732
Other	4,248	4,541	6.9%	293	353
Petrochemical products	8,761	9,218	5.2%	457	717
Exports	172,151	206,092	19.7%	33,941	16,040
Crude oil and condensates	138,394	163,587	18.2%	25,193	12,732
Dry gas	2	2	10.0%	0.2	0.2
Petroleum products	17,988	19,929	10.8%	1,941	1,551
Petrochemical products	1,157	743	-35.8%	(414)	58
Other	14,610	21,830	49.4%	7,220	1,699
Services revenues	1,234	1,675	35.8%	442	130

PEMEX Results Report as of March 31, 2012	8 / 15

www.pemex.com

PEMEX

PEMEX
Operating Costs and Expenses
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	188,475	216,209	14.7%	27,734	16,827
Cost of sales	168,734	189,903	12.5%	21,169	14,780
Operating expenses	15,357	21,270	38.5%	5,912	1,655
Purchases for resale	82,497	93,188	13.0%	10,691	7,253
Other	70,880	75,445	6.4%	4,566	5,872
General expenses	19,742	26,307	33.3%	6,565	2,047
Transportation and distribution expenses	6,151	6,619	7.6%	469	515
Administrative expenses	13,591	19,687	44.9%	6,096	1,532

Net cost for the period of employee benefits	20,201	22,825	13.0%	2,623	1,776
Depreciation and amortization expenses	32,473	35,076	8.0%	2,603	2,730

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX
Comprehensive Financing Result
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	9,104	32,560	257.6%	23,456	2,534
Financial income	10,824	5,710	-47.2%	(5,114)	444
Financial cost	(12,037)	(14,355)	-19.3%	(2,318)	(1,117)
Exchange gain (loss)	10,317	41,205	299.4%	30,889	3,207

PEMEX
Taxes and Duties
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	199,413	246,545	23.6%	47,131	19,188
Hydrocarbon duties	193,908	244,518	26.1%	50,611	19,030
Ordinary Hydrocarbons Duty	164,195	203,993	24.2%	39,798	15,876

Hydrocarbons Duty for the Stabilization Fund	20,463	27,969	36.7%	7,507	2,177
Duty for Scientific and Technological
Research on Energy	1,440	2,347	63.0%	907	183
Duty for Oil Monitoring	9	11	25.9%	2	1
Extraordinary Duty on Crude Oil Exports	5,354	5,123	-4.3%	(231)	399
Special Hydrocarbons Duty	1,208	1,877	55.4%	669	146
Extraction of Hydrocarbons Duty	960	1,698	76.8%	737	132
Additional Duty on Hydrocarbons	279	1,393	4	1,113	108
Duty to Regulate the Exploration and Exploitation of Hydrocarbons	-	108		108	8
Other taxes and duties	5,506	2,026	-63.2%	(3,479)	158

PEMEX Results Report as of March 31, 2012	9 / 15

www.pemex.com

PEMEX

PEMEX
Other Comprehensive Result
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)

Entries that could subsequently be reclassified into results	(1,468)	(8,956)	-510.1%	(7,488)	(697)

Result on foreign exchange currency	(1,201)	(4,394)	-266.0%	(3,193)	(342)
Variations in financial derivative instruments valuations	(268)	(4,563)	-1605.0%	(4,295)	(355)
Total other comprehensive result	(1,468)	(8,956)	-510.1%	(7,488)	(697)

PEMEX
Selected Indices
	As of March 31,
Pemex - Exploration and Production	2011	2012	Change	2012
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	827	1,043	215.5	64.4
Operating income / Hydrocarbons production	636	815	179.0	49.5
Net income / Hydrocarbons production	70	163	93.1	5.4
Taxes and duties / Operating income (%)	90%	89%	(0.5)

PEMEX Results Report as of March 31, 2012	10 / 15

www.pemex.com

PEMEX

PEMEX
Consolidated Balance Sheet

	As of Dec. 31,	As of Mar. 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)

Total assets	2,006,164	1,991,572	-0.7%	(14,592)	154,999
Current assets	354,439	344,178	-2.9%	(10,261)	26,787
Cash and cash equivalents	114,368	107,968	-5.6%	(6,400)	8,403
Accounts, notes receivable and other	154,659	155,867	0.8%	1,209	12,131
Inventories	45,194	48,690	7.7%	3,497	3,789
of products	40,954	44,976	9.8%	4,022	3,500
of materials	4,240	3,715	-12.4%	(525)	289
Derivative financial instruments	15,562	13,290	-14.6%	(2,272)	1,034
Available-for-sale investment	24,656	18,362	0.0%	(6,294)	1,429
Investment in securities	15,646	13,437	-14.1%	(2,209)	1,046
Property, plant and equipment	1,626,333	1,622,387	-0.2%	(3,946)	126,267
Other assets	9,746	11,570	18.7%	1,824	900

Total liabilities	1,859,263	1,819,746	-2.1%	(39,516)	141,627
Current liabilities	253,482	245,223	-3.3%	(8,259)	19,085
Short-term debt	110,497	106,895	-3.3%	(3,602)	8,319
Suppliers	53,313	56,524	6.0%	3,211	4,399
Accounts and accrued expenses payable	23,901	15,519	-35.1%	(8,381)	1,208
Taxes and duties payable	65,770	66,284	0.8%	514	5,159
Long-term liabilities	1,605,781	1,574,524	-1.9%	(31,257)	122,542
Long-term debt	670,466	636,735	-5.0%	(33,731)	49,556
Reserve for sundry creditors and others	64,284	64,688	0.6%	403	5,034
Reserve for employee benefits	843,462	845,119	0.2%	1,658	65,774
Deferred taxes	27,569	27,982	1.5%	412	2,178
Total equity	146,901	171,826	17.0%	24,925	13,373
Total liabilities and equity	2,006,164	1,991,572	-0.7%	(14,592)	154,999

PEMEX
Selected Financial Indices
	As of Dec. 31,	As of March 31,
	2011	2012	Change
Property, plant and equipment / Assets	81.1%	81.5%	0.	40
Debt / Total liabilities and equity	38.9%	37.3%	(1.	59)
Working capital (Ps. MM)	100,957	98,955	(2,0	02)

PEMEX Results Report as of March 31, 2012	11 / 15

www.pemex.com

PEMEX

PEMEX
Consolidated Total Debt

	As of Dec. 31,	As of March 31,
	2011	2012	Change		2011
	(Ps. MM)				(U.S.$MM)
Total debt	780,963	743,630	-4.8%	(37,333)	57,875
Short-term	110,497	106,895	-3.3%	(3,602)	8,319
Long-term	670,466	636,735	-5.0%	(33,731)	49,556

Cash and cash equivalents	114,368	107,968	-5.6%	(6,400)	8,403
Total net debt	666,595	635,662	-4.6%	(30,933)	49,472

PEMEX
Debt Maturity Profile

	As of March 31,2012
	(Ps. MM)	(U.S.$MM)
Total debt	743,630	57,875
In Mexican pesos	128,418	9,994
2012	8,008	623
January 2013-march 2013	12,821	998
April 2013-march 2014	1,333	104
April 2014-march 2015	28,265	2,200
April 2015-march 2016	28,142	2,190
April 2016 and beyond	49,849	3,880
In other currencies	615,213	47,881
2012	80,396	6,257
January 2013-march 2013	5,671	441
April 2013-march 2014	66,691	5,190
April 2014-march 2015	60,509	4,709
April 2015-march 2016	45,583	3,548
April 2016 and beyond	356,362	27,735

PEMEX
Exposure of Debt Principal(1)

	As of March 31,		As of March 31,		As of March 31,

	By currency		Percentage at fixed rate		At floating rate

	2011	2012	2011	2012	2011	2012
Total	100.0%	100.0%	53.9%	62.5%	46.1%	37.5%
U.S. dollars	78.7%	80.9%	57.0%	66.3%	43.0%	33.7%
Mexican pesos	21.3%	17.2%	42.4%	51.3%	57.6%	48.7%
Euros	0.0005%	1.8500%	100.0%	0.0%	0.0%	100.0%

(1) Includes derivative financial instruments.

PEMEX Results Report as of March 31, 2012	12 / 15

www.pemex.com

PEMEX

PEMEX
Derivative Financial Instruments

		As of March 31,
	2011	2012	Change	2012
Derivative financial instruments linked to debt and assets	(Ps. MM)			(US$MM)
Face Value (Ps. MM)	6,590	4,447	(2,143)	346
Interest rate swaps	(515)	(756)	(241)	(59)
Cross currency swaps	2,446	1,791	(656)	139
Extinguishing cross currency swaps	1,868	1,893	24	147
Asset swaps	2,791	1,520	(1,271)	118
Mark to market (Ps. MM)	146,539	158,956	12,417	12,371
Interest rate swaps	9,900	8,700	(1,200)	677
Cross currency swaps	101,727	112,149	10,422	8,728
Extinguishing cross currency swaps	15,197	16,316	1,119	1,270
Assets swaps	19,714	21,791	2,077	1,696

Natural gas derivative financial instruments
Mark to market (Ps. MM)	37	(15)	(53)	(1)
Long swaps	(1,388)	(611)	777	(48)
Short swaps	1,425	596	(829)	46
Long options	47	6	(41)	0
Short options	(47)	(6)	41	(0)
Volume (MMBtu)	(11,428)	(7,456)	3,972
Long swaps	79,530,507	23,857,040	(55,673,467)
Short swaps	(79,541,976)	(23,861,286)	55,680,690
Long options	19,139,973	5,679,019	(13,460,954)
Short options	(19,139,932)	(5,682,229)	13,457,703

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(659)	297	956	23
Stock market futures	(204)	62	266	5
Stock market swaps	(331)	8	339	1
OTC swaps	(123)	227	350	18
Volume (MM barrels)	(10)	(7)	2
Stock market futures	(5)	(3)	1
Stock market swaps	(4)	(3)	1
OTC swaps	(1)	(1)	0

Derivative financial instruments entered into by PMI Treasury
Mark to market (Ps. MM)	n.a.	963	963	75
Interest rate swaps OTC markets	n.a.	(47)	(47)	(4)
Forward exchange rate in OTC markets	n.a.	28	28	2
Stock options	n.a.	982	982	76
Face value (Ps. MM)	n.a.	32,953	32,953	2,565
Interest rate swaps OTC markets	n.a.	953	953	74
Forward exchange rate in OTC markets	n.a.	13,639	13,639	1,061
Stock options	n.a.	18,362	18,362	1,429
(1) In 2010, asset swaps included options on shares of Repsol YPF, SA.

PEMEX Results Report as of March 31, 2012	13 / 15

www.pemex.com

PEMEX

PEMEX
Consolidated Statements of Cash Flows
	As of March 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	200,951	280,426	39.5%	79,475	21,825
Activities related to investing activities	40,622	40,694	0.2%	72	3,167
Depreciation and amortization	32,473	35,076	8.0%	2,603	2,730
Impairment of properties, plant and equipment	2,465	2,327	-5.6%	(138)	181
Profit sharing in non-consolidated subsidiaries and affiliates	(303)	(158)	47.8%	145	(12)
Unsuccessful wells	2,334	2,860	22.6%	526	223
Retirement of properties, plant and equipment	3,653	590	-83.9%	(3,063)	46
Activities related to financing activities
Unrealized loss (gain) from foreign exchange fluctuations	(13,569)	(53,703)	-295.8%	(40,134)	(4,180)
Interest expense (income)	7,756	8,582	10.7%	826	668
Subtotal	235,760	275,999	17.1%	40,239	21,480
Funds provided by (used in) operating activities	(208,068)	(251,804)	-21.0%	(43,736)	(19,597)
Financial instruments	(2,075)	(3,587)	-72.9%	(1,513)	(279)
Accounts and notes receivable	(28,581)	521	101.8%	29,103	41
Inventories	1,348	(5,353)	-497.0%	(6,701)	(417)
Other assets	(616)	(890)	-44.6%	(274)	(69)
Accounts payable and accrued expenses	(166)	(2,566)	-1444.0%	(2,400)	(200)
Taxes paid	(191,433)	(247,261)	-29.2%	(55,828)	(19,244)
Advances to suppliers	4,321	3,211	-25.7%	(1,110)	250
Reserve for sundry creditors and others	1,090	403	-63.0%	(687)	31
Contributions and payments for employees benefits	7,092	1,604	-77.4%	(5,488)	125
Deferred income taxes	951	2,114	122.2%	1,163	165
Net cash flow from operating activities	27,691	24,195	-12.6%	(3,497)	1,883
Investing activities
Exploration expenses	(45)	(506)	-1033.0%	(461)	(39)
Investment in property, plant and equipment	(26,441)	(36,429)	-37.8%	(9,988)	(2,835)
Net cash flow from investing activities	(26,486)	(36,935)	-39.5%	(10,449)	(2,875)
Cash needs related to financing activities	1,205	(12,740)	-1156.9%	(13,946)	(992)
Financing activities
Loans obtained from financial institutions	28,720	83,411	190.4%	54,691	6,492
Interest paid	(9,333)	(9,513)	-1.9%	(180)	(740)
Principal payments on loans	(26,708)	(65,880)	-146.7%	(39,172)	(5,127)
Net cash flow from financing activities	(7,321)	8,018	209.5%	15,340	624
Net increase in cash and cash equivalents	(6,116)	(4,722)	22.8%	1,394	(368)
Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,901
Effect of change in cash value	(786)	(1,678)	-113.5%	(892)	(131)
Cash and cash equivalents at the end of the period	124,281	107,968	-13.1%	(16,313)	8,403

PEMEX
EBITDA Reconciliation
		First quarter (Jan.-Mar.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Net loss	1,538	33,881		32,343	2,637
+ Taxes and duties	199,413	246,545	23.6%	47,131	19,188
- Comprehensive financing result	9,104	32,560	257.6%	23,456	2,534
+ Depreciation and amortization	32,473	35,076	8.0%	2,603	2,730
+ Net cost for the period of employee benefits	20,201	22,825	13.0%	2,623	1,776
EBITDA	244,521	305,766	25.0%	61,245	23,797

PEMEX Results Report as of March 31, 2012	14 / 15

www.pemex.com

PEMEX

PEMEX
Business Segment Information
	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
				(Ps. MM)
First quarter (Jan.-Mar.) 2012
Total sales	349,546	184,651	47,794	9,518	328,259	(508,442)	411,325
External clients	-	165,973	29,659	7,926	206,092	-	409,650
Intersegment	349,546	17,657	17,906	1,592	121,451	(508,152)	-
Revenues from services	-	1,020	229	-	717	(290)	1,675
Depreciation and amortization	29,270	3,099	1,744	779	184	-	35,076
Cost of the reserve for employee benefits	7,332	7,361	1,693	2,154	4,285	-	22,825

Gross income (loss)	282,646	(70,718)	2,676	2,278	18,059	(13,520)	221,423
Operating income (loss)	273,261	(32,671)	(161)	(896)	8,130	45	247,707
Comprehensive financing result	25,811	(389)	906	(147)	6,427	(48)	32,560
Taxes and duties	244,518	293	(342)	5	2,070	-	246,545
Net income (loss)	54,623	(33,353)	1,056	(1,048)	41,063	(28,460)	33,881
Other comprehensive result	-	-	-	-	(8,956)	-	(8,956)
Comprehensive income (loss)	54,623	(33,353)	1,056	(1,048)	32,107	(28,460)	24,925

As of March 31, 2012
Total assets	2,068,397	635,297	212,423	132,655	2,011,194	(3,068,394)	1,991,572
Current assets	847,016	390,702	97,536	89,474	1,047,787	(2,128,336)	344,178
Investment in securities	-	-	-	-	-	-	-
Fixed assets	1,216,499	243,012	110,828	42,282	9,767	-	1,622,387
Acquisition of fixed assets	30,626	3,799	586	756	(31)	-	35,735
Total liabilities	1,335,851	824,678	113,585	106,891	2,182,860	(2,744,118)	1,819,746
Current liabilities	414,078	505,561	24,584	25,149	1,394,283	(2,118,432)	245,223
Reserve for employee benefits	274,383	279,101	62,266	81,153	148,216	-	845,119
Equity	732,547	(189,381)	98,839	25,764	(171,666)	(324,276)	171,826

First quarter (Jan.-Mar.) 2011
Total sales	280,122	156,524	50,537	11,305	276,009	(421,797)	352,700
External clients	-	139,318	32,223	7,774	172,151	-	351,466
Intersegment	280,122	16,456	18,314	3,531	103,169	(421,592)	-
Revenues from services	-	750	-	-	689	(205)	1,234
Depreciation and amortization	27,200	3,033	1,581	503	156	-	32,473
Cost of the reserve for employee benefits	6,756	6,407	1,555	1,821	3,662	-	20,201

Gross income (loss)	222,148	(40,893)	668	622	13,215	(11,793)	183,966
Operating income (loss)	215,399	(25,399)	(1,420)	(1,555)	4,468	52	191,544
Comprehensive financing result	2,168	(1,449)	744	(123)	7,804	(40)	9,104
Taxes and duties	193,908	-	1,435	5	4,066	-	199,413
Net income (loss)	23,661	(26,848)	(2,111)	(1,683)	7,767	751	1,538
Other comprehensive result	-	-	(66)	-	(1,403)	-	(1,468)
Comprehensive income (loss)	23,661	(26,848)	(2,176)	(1,683)	6,365	751	70

As of March 31, 2011
Total assets	1,539,311	524,632	145,066	89,541	1,818,445	(2,724,280)	1,392,715
Current assets	746,362	322,293	100,421	70,588	917,048	(1,843,282)	313,429
Investment in securities	753	157	1,983	-	333,014	(324,791)	11,116
Fixed assets	789,474	201,827	42,383	17,794	9,911	-	1,061,388
Acquisition of fixed assets	176,348	24,586	3,631	2,217	1,240	-	208,023
Total liabilities	1,249,248	587,355	94,353	80,046	1,894,981	(2,399,485)	1,506,499
Current liabilities	433,339	323,872	29,850	17,323	1,234,287	(1,831,418)	207,254
Reserve for employee benefits	228,030	225,324	55,741	62,105	90,165	-	661,365
Equity	290,063	(62,723)	50,713	9,495	(76,536)	(324,795)	(113,783)

Investor Relations
(+52 55) 1944 - 9700 ri@pemex.com
@PEMEX_RI

PEMEX Results Report as of March 31, 2012	15 / 15

www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: May 7, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.